UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2013 (first filing)

Commission File Number: 001-31395

SONDE RESOURCES CORP.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F.☒........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Shareholder Rights Plan Amendment Agreement, dated as of June 19, 2013, between Sonde Resources Corp. and Valiant Trust Company, as Rights Agent

2.	Advance Notice By-law of Sonde Resources Corp.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1
SHAREHOLDER RIGHTS PLAN
AMENDMENT AGREEMENT
This agreement (“Rights Plan Amendment”), dated as of June 19, 2013, is made between Sonde Resources Corp. (the “Corporation”), a corporation incorporated under the Business Corporations Act (Alberta), and Valiant Trust Company, a trust company incorporated under the laws of Canada (the “Rights Agent”);
WHEREAS the Corporation and the Rights Agent are parties to a shareholder rights plan agreement dated as of June 3, 2010 (the “Rights Agreement”), which established a shareholder rights plan for the Corporation;
AND WHEREAS the Board of Directors of the Corporation has determined it advisable to amend the Rights Agreement as set forth herein, and such amendment has been approved by the shareholders of the Corporation in accordance with the Rights Agreement;
NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the Corporation and the Rights Agent hereby amend the Rights Agreement as follows:
1.    Interpretation
This Rights Plan Amendment is supplemental to and shall form one agreement with the Rights Agreement, and the Rights Agreement and this Rights Plan Amendment shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.
2.    Amendment
The Rights Agreement is hereby amended as follows:

(a)	section 5.15(a)(ii) is amended by changing the reference to “2013” contained therein to “2016”.
3.    Confirmation
The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Rights Plan Amendment, all of the terms and conditions contained in the Rights Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.
4.    Execution in Counterpart
This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
SONDE RESOURCES CORP.

By: “Kurt A. Nelson”
Name: Kurt A. Nelson
Title: Chief Financial Officer

VALIANT TRUST COMPANY

By: “Gail Hibbs”
Name: Gail Hibbs
Title: Account Manager, Client Services

By: “Tara Bouchard”
Name: Tara Bouchard
Title: Senior Manager, Corporate Actions

Document 2
ADVANCE NOTICE BY-LAW
SONDE RESOURCES CORP.
(the “Company”)
INTRODUCTION
The Company is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Company and shareholders to evaluate all nominees’ qualifications and suitability as a director of the Company; and (iv) allowing shareholders to cast an informed vote.
The purpose of this Advance Notice By-law (the “By-law”) is to provide shareholders, directors and management of the Company with guidance on the nomination of directors. This By-law is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.
It is the position of the Company that this By-law is beneficial to shareholders and other stakeholders. This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.
NOMINATIONS OF DIRECTORS

1.
Nomination procedures - Subject only to the Business Company’s Act (Alberta) (the “Act”) and the articles of the Company (the “Articles”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.
by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.
Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Corporate C of the Company must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.
Eligibility for nomination as a director - No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	Terms - For purposes of this By-law:

a.
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.
Delivery of Notice - Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary of the Company pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8	Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.
ADOPTED BY THE BOARD OF DIRECTORS on May 21, 2013 and RATIFIED AND CONFIRMED BY THE SHAREHOLDERS on June 19, 2013.
(signed) “Kurt Nelson, Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.

By: /s/ Cheryl Clark
Cheryl Clark
Assistant Corporate Secretary

Dated: July 5, 2013